Issuer Free Writing Prospectus filed pursuant to Rule 433 supplementing the

Preliminary Prospectus Supplement dated May 3, 2010 and the

Prospectus dated January 4, 2010

Registration No. 333-163110

May 4, 2010

3,000,000

Beazer Homes USA, Inc.

7.25% Tangible Equity Units

The information in this pricing term sheet supplements, updates and supersedes the information in the Preliminary Prospectus Supplement. Terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Beazer Homes USA, Inc.

Title of Securities:	Tangible Equity Units (“Units”)

Stated Amount:	Each Unit has a stated amount of $25

Number of Units Offered:	3,000,000 (plus 450,000 over-allotment)

Composition of Units:	Each Unit is comprised of a prepaid stock purchase contract (each, a “Purchase Contract”) and a senior amortizing note due August 15, 2013 issued by the Issuer (each, an “Amortizing Note”), which has an initial principal amount of $5.246 per Amortizing Note, bears interest at a rate of 7.00% per annum and has a scheduled final installment payment date of August 15, 2013.

Aggregate Principal Amount of Amortizing Notes:	$15,738,000

Reference Price:	$5.81

Threshold Appreciation Price:	$7.12

Minimum Settlement Rate:	3.5126 shares of the Issuer’s common stock (subject to adjustment), equal to the $25 Stated Amount divided by the Threshold Appreciation Price

Maximum Settlement Rate:	4.3029 shares of the Issuer’s common stock (subject to adjustment), equal to the $25 Stated Amount divided by the Reference Price

Payments on the Amortizing Notes:	The Amortizing Note will pay holders equal quarterly installments of $0.453125 per Amortizing Note, which in the aggregate will be equivalent to a 7.25% cash payment per year with respect to each $25 Stated Amount of Units. Each installment will constitute a payment of interest (at a rate of 7.00% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth on the following amortization Schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest

August 15, 2010	$0.381	$0.097

November 15, 2010	$0.368	$0.085

February 15, 2011	$0.374	$0.079

May 15, 2011	$0.381	$0.072

August 15, 2011	$0.388	$0.065

November 15, 2011	$0.394	$0.059

February 15, 2012	$0.401	$0.052

May 15, 2012	$0.408	$0.045

August 15, 2012	$0.415	$0.038

November 15, 2012	$0.423	$0.030

February 15, 2013	$0.430	$0.023

May 15, 2013	$0.438	$0.015

August 15, 2013	$0.445	$0.008

Public Offering Price:	$25 per Unit; $75,000,000 total

Underwriting Discount:	$0.75 per Unit; $2,250,000 total

Proceeds to Issuer (before expenses):	$24.25 per Unit; $72,750,000 total ($83,662,500 total if the underwriters exercise their over-allotment option in full)

Joint Book-Running Managers:	Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC

Joint Lead Manager:	Deutsche Bank Securities Inc.

Co-Manager:	Moelis & Company LLC

Allocation:	Underwriter	Number of Units
	Citigroup Global Markets Inc.	1,500,000
	Credit Suisse Securities (USA) LLC	900,000
	Deutsche Bank Securities Inc.	450,000
	Moelis & Company LLC.	150,000
	Total	3,000,000

Listing:	The Issuer will apply to list the Units on the New York Stock Exchange under the symbol “BZU,” and the Issuer expects trading on the New York Stock Exchange to begin within 30 days after the Units are first issued.

Settlement Date:	May 10, 2010

CUSIP for the Units:	07556Q 501

ISIN for the Units:	US07556Q5018

Fair Market Value of Units:	The Issuer has determined that the fair market value of each Amortizing Note is $5.246 and the fair market value of each purchase contract is $19.754.

Distribution:	SEC Registered

Early Settlement Upon a Fundamental Change:	The following table sets forth the fundamental change early settlement rate per Purchase Contract for each stock price and effective date set forth below:

	Effective Date
Stock Price	May 10, 2010	August 15, 2011	August 15, 2012	August 15, 2013
$1.00	3.2978	3.2097	3.1538	4.3029

$3.00	3.5540	3.6921	3.9034	4.3029

$4.00	3.4845	3.6197	3.9196	4.3029

$5.00	3.4302	3.5401	3.8084	4.3029

$5.81	3.4000	3.4905	3.6812	4.3029

	Effective Date
Stock Price	May 10, 2010	August 15, 2011	August 15, 2012	August 15, 2013
$6.00	3.3952	3.4815	3.6522	4.1667

$6.50	3.3839	3.4590	3.5837	3.8462

$7.00	3.3762	3.4422	3.5270	3.5714

$7.12	3.3742	3.4386	3.5157	3.5126

$7.50	3.3701	3.4290	3.4842	3.5126

$8.00	3.3672	3.4194	3.4534	3.5126

$9.00	3.3652	3.4083	3.4202	3.5126

$10.00	3.3673	3.4043	3.4098	3.5126

$11.00	3.3715	3.4043	3.4103	3.5126

$12.00	3.3773	3.4067	3.4150	3.5126

$13.00	3.3833	3.4108	3.4208	3.5126

$15.00	3.3954	3.4201	3.4319	3.5126

$25.00	3.4355	3.4524	3.4623	3.5126

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the applicable stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;

•	if the applicable stock price is in excess of $25.00 per share (subject to adjustment), then the fundamental change early settlement rate will be the minimum settlement rate; or

•

if the applicable stock price is less than $1.00 per share (subject to adjustment), the “minimum stock price,” the fundamental change early settlement rate will be determined as if the stock price equaled the minimum stock price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two dates in the table.

The maximum number of shares of Common Stock deliverable under a Purchase Contract is 4.3029, subject to adjustment in the same manner as the fixed settlement rates as set forth in the preliminary prospectus under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates.”

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, prospectuses may be obtained from: Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 (Attention: Prospectus Department; Telephone: (800) 831-9146; E-mail: batprospectusdept@citi.com) or Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010 (Telephone: (800) 221-1037).